SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

EVOKE PHARMA, INC.

(Name of Issuer)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

30049G203

(CUSIP NUMBER)

Taki Vasilakis

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 308-4440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 84,686
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 84,686
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 84,686
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* HC, IN

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”) on September 20, 2024 (the “Original Schedule 13D”), relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of Evoke Pharma, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information reported in the Original Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby supplemented by the addition of the following disclosure:

On September 27, 2024, the Reporting Persons caused the Nantahala Investors to enter into certain Amendments (the “September 2024 Warrant Amendments”) with the Issuer. Pursuant to the September 2024 Warrant Amendments, the Issuer and the Nantahala Investors agreed to reduce the exercise price payable in respect of 250,627 shares of Common Stock issuable under the Series A Warrants and 250,627 shares of Common Stock issuable under the Series C Warrants to $0.01 per share of Common Stock, and further agreed that the Series A Warrants, Series B Warrants and Series C Warrants would be exercisable only for shares of Common Stock, and not for Pre-Funded Warrants. The Nantahala Investors paid a total of $2,000,003 in consideration pursuant to the September 2024 Warrant Amendments.

On the same date, Nantahala and the Issuer entered into a letter agreement (the “September 2024 Letter Agreement”) pursuant to which the Issuer granted Nantahala the right to designate one member of the Issuer’s board of directors, provided that Nantahala continues to beneficially own securities representing at least 5% of the ordinary voting power of all the Common Stock, and the right to designate a second member of the Issuer’s board of directors for as long as Nantahala beneficially own securities representing at least 15% of the ordinary voting power of all Common Stock, subject in each case to compliance with applicable Nasdaq rules. Any such designee shall be entitled to certain indemnification by the Issuer. On September 30, 2024, the Reporting Persons introduced Ben Smeal, a private investor, to the Issuer as their first designee to the Issuer’s board of directors. The September 2024 Letter Agreement also grants Nantahala the right to designate one member of each committee of the Issuer’s board of directors and to approve or disapprove of certain increases and decreases in the size of the Issuer’s board of directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following disclosure:

The summaries of the September 2024 Warrant Amendments and the Director Designation Agreement set forth in Item 4 are incorporated herein by reference, but are qualified by reference to the Form of Warrant Amendment and the September 2024 Letter Agreement, each as filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on September 27, 2024.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by the addition of the following exhibits:

Exhibit 99.7	Form of Warrant Amendment (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 27, 2024)
Exhibit 99.8	Letter Agreement, dated September 27, 2024, by and between the Company and Nantahala Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 27, 2024)

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2024

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack